Appendix B

GR Technical Services Report

NovaGold Resources Inc. - Donlin Creek Scoping Study – Mining Section
August 2006

GR Technical Services

FILE

From:	Tracey Meintjes/Jim Gray

Date:	12 September 2006
Re:	Donlin Creek Scoping Study – Mine Section

1.1      Summary

An optimized scoping level 60,000 tpd mill feed schedule was developed for the Donlin Creek mine. Detailed pit phases were engineered from the results of a Lerchs-Grossman (LG) sensitivity analysis, and yielded the Phase reserves in the table below. The Phase reserves in the table below include a 12.8% dilution for blocks that contain both waste and ore above cutoff grade, and mining losses of 5%.

Cut-off grade for the Phase reserves in the table below is $10.99/t Net Smelter Return (NSR) and the estimated resources includes measured, indicated and inferred classes.

Table 1 Summarized Pit Delineated Resources for Donlin Creek

PHASE	INSITU ORE (kBCMS)	INSITU ORE (kT)	RUN OF MINE (kT)	WASTE TOTAL (kT)	ROM S/R (t/t)	DILUTED GRADES
						AU (g/t)	RAU (g/t)	NSR ($/t)

A612	27,247	72,607	79,723	256,525	3.2	2.727	2.553	40.8
A622i	38,988	103,785	113,958	631,875	5.5	2.200	2.066	33.0
A632i	7,812	20,753	22,787	243,899	10.7	2.001	1.900	30.4
Total ACMA	74,047	197,145	216,468	1,132,299	5.2	2.373	2.228	35.6

L612	22,396	59,652	65,497	125,650	1.9	2.085	1.817	29.0
L622i	34,825	92,744	101,835	230,263	2.3	2.002	1.743	27.9
L632i	27,255	72,565	79,674	508,002	6.4	1.964	1.718	27.5
Total Lewis	84,476	224,961	247,006	863,915	3.5	2.012	1.755	28.0

D612i	6,455	17,156	18,837	95,870	5.1	1.748	1.568	25.1

Total Resource	164,978	439,262	482,311	2,092,084	4.3	2.164	1.960	31.3

The total ROM tonnes at 482 million tonnes matches the 452 millions tonnes derived from the MII LG economic pit limit based on $500/oz gold. When the LG routine is restricted to only using MI resources for revenues, the pit limit is reduced to 327 million tonnes (Including all MII resource classes within the pit shell.

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NovaGold Resources Inc. - Donlin Creek Scoping Study – Mining Section
August 2006

1.2       Introduction

A Preliminary Assessment Report (PAR) study on Donlin Creek was completed by Placer Dome Technical Services Limited (PD) in November 2005. The project is revised in this study by NovaGold at a scoping level and uses Measured, Indicated and inferred ore classes.

The entire mine planning for the Donlin Creek mineral property is based on work done with MineSight® a suite of software well proven in the Industry. This includes the resource model, pit optimization (Minesight Economic Planner, MSEP), detailed pit design, and optimized production scheduling (Minesight Strategic Planner, MS-SP).

In addition to the geological information used for the block model, other data used for the mine planning includes the base economic parameters, mining cost data derived from supplier estimates and historical data, geotechnical slope design parameters, metallurgical recoveries, and project design plant costs and through put rates obtained from the PAR. All currency in this report are $US.

1.3       Project Production Rate Consideration

A number of factors are considered in establishing an appropriate mining and processing rate, the key ones are discussed below in relation to Donlin Creek:

  Resource size: Typically, a “reserve tail” of at least 50% is preferred i.e. the mine is projected to continue for 50% beyond the projected payback period. For a base metal mine, this usually requires a minimum 15 to 20 year life of mine. Mine life is set at 12.5 to 20 years; as for anything beyond this, time value discounting shows insignificant contribution to Net Present Value (NPV) of the project, and capital investment typically is targeted at projects with payback of 3 to 5 years.

  Unit Capacity: Generally, unit operating costs are lower using the largest possible equipment for a single train. In the case of the proposed SAG mills, this is about a 38 foot diameter, although at least two 40 foot diameter units have now been proven in operations elsewhere. Depending on ore hardness, and considering a single primary mill, throughputs of up to 80,000 tpd are possible depending on final grind size selection.

  Operational Constraints: Practical considerations with respect to the number of operating mining faces required to achieve a production rate in relation to the pit geometry.

  Construction Constraints: Physical size and weight of equipment and shipping limits can determine the maximum size of available units.

  Project Financial Performance: Generally, economies of scale can be realized at higher production rates and lead to reduced unit operating costs. These are tempered to the above mentioned physical constraints and generally higher capital requirements for higher tonnage throughputs.

  Higher production rates generally pay back sunk capital at a faster rate, thereby improving project NPV.

Determining the optimal production rate is an iterative exercise. The Donlin Creek Scoping PAR Study – 2004 considered the above factors and selected a production rate of 40,000 tpd ore as a base case for project design and costing. Economics were significantly enhanced by higher throughput scenarios and after testing different throughputs, the scoping study has subsequently been based on an optimum mill throughput of 60,000 tpd ore.

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NovaGold Resources Inc. - Donlin Creek Scoping Study – Mining Section
August 2006

1.4       Mine Planning 3D Block Model and MineSight Project

GR Technical Services has collated data from NovaGold, to form a MineSight project, which forms the basis of the mine planning for the 2006 Scoping Study.

The MineSight project called “Donlin06R2” is initialized by creating a project setup file (don210.dat) and project control file (don2.prj). The project and model dimensions are:

1.4.1    Mine Planning 3 D Block model set up.

A 3D Block Model (3DBM) for the Donlin Creek project has been supplied by NovaGold. The 3DBM was created by Placer Dome (PD) and contained the following items:

  X,     Y,     Z,
  Au g/t
  Rock
  Class
  topo proportion
  SG

The 3DBM supplied by NovaGold has been imported into a MineSight 3DBM by GR Tech as “don215.dat” for mine planning. This 3DBM includes additional items used for mine planning.

1.4.1.1        Grade items

The items in “don215.dat”, their source and descriptions are listed below:

  Au (g/t)
  Interpolate gold grade from PD model.

  RAU (g/t)
  Calculated Metallurgical recovered gold grade based on N2TEC metallurgical testwork in PD presentation file.

rock types:	AU Met Recovery (%)
Lewis intrusives	88.37
Lewis sediments	83.62
ACMA intrusives	96.45
ACMA sediments	86.59
  Rock
  Integer value representing rocktype as follows:

1 – mineralized intrusives Lewis
2 - mineralized sediments Lewis

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NovaGold Resources Inc. - Donlin Creek Scoping Study – Mining Section
August 2006

3 - mineralized intrusives Acma
4 - mineralized sediments Acma
5 - mineralized intrusives Akivik
6 - mineralized sediments Akivik
7 - mineralized intrusives 400
8 - mineralized sediments 400
9 - mineralized intrusives Aurora
10 - mineralized sediments Aurora

  Class
  Integer class item representing classification of confidence of existence as follows:

1 - Measured and Indicated
2 - Inferred

  Topo (%)
  Percentage of block below topography. This item is the topo proportion item from the PD model multiplied by 100.

  Topo2
  Percentage of block below Vulcan topography surface “topo.00t” supplied by NovaGold

  SG(tonne/m3 )
  Specific gravity

  NSR

Cutoff grades are determined using the Net Smelter Return (NSR) in $/tonne which is calculated using Net Smelter Prices (NSP). The NSR (Net of offsite charges) is used as a cutoff item for break-even ore/waste selection and for the grade bins for cashflow optimization. The net smelter price is based on base case metal prices, offsite transportation, and refining charges. The NSP estimation is shown in the table below:

Base Price	500	$/Oz

Off Sites from 2005 Cash Flow
Marketing	1.75	$/Oz
Refining	0.38	$/Oz
less payable	0.45	$/Oz
shipping	0.25	$/Oz

NSP	497.2	$/Oz
NSP	15.98	$/grm

The NSR formula is:

NSR = RAU(g/t) x $15.98/grm

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NovaGold Resources Inc. - Donlin Creek Scoping Study – Mining Section
August 2006

1.5       Economic Pit Limits, Mine Plan

1.5.1    Introduction

The economic pit limit is determined using the MS-EP optimization routines in MineSight which are based on the Lerchs Grossman (LG) algorithm. The LG algorithm runs against the 3D Block model, evaluating the costs and revenues of the blocks within potential pit shells. The routine uses input costs, net smelter prices, plant recoveries, and overall slope angles, and expands downwards and outwards from previous interim economic 3d surfaces, until the last increment is at break-even economics. Additional cases are included in the analysis to evaluate the sensitivities of various project parameters. Economic pit limit is determined for each pit area using data from the mine planning 3D Block model described above, and MineSight Gridded Surface Files (GSF) created for each pit area. The resultant LG pits are stored in GSF don213.pi2.

The PAR restricted the economic pit limit from mining out the creek west of the pit area. This scoping study assumes that diversion of the creek at the end of the mine life will enable the creek to be mined out, and the restriction has been removed.

1.5.2    Pit Slopes

Pit slope angles in the PAR are broken into three pit areas. This scoping study combined the PAR slope sectors into a single data set. Transition sectors were also added to PAR slope sectors. The pit slope sectors used in this scoping study LG pits and detailed pit designs are listed in the table below.

Table 2 Overall Pit Slope

Azimuth Sector (degrees)	Overall Pit Slope Angle (degrees)
0.0	33.0
10.0	30.0
50.0	48.0
200.0	30.0
240.0	48.0
300.0	45.0
330.0	48.0
340.0	42.0
350.0	39.0
360.0	36.0

1.5.3    LG Mining and Process Costs

Mining cost of $0.88 and process cost of $9.58 used to generate the LG pits are based on 4% escalated unit costs from the PAR.

1.5.4    Sensitivity Cases

The economic pit limits are based on the current cost and metal price assumptions, but are applied to ~20 years of mine life. Since these economic parameters are estimates, the sensitivity of the ultimate economic pit limits need to be evaluated. This is done by varying the economic parameters in series of cases. The pit shells from these cases are also used to select pit pushbacks or phases. For each case being tested the series of LG pit shells are determined by keeping mining costs constant and varying the estimated net smelter metal prices (NSP). The LG revenue also uses process recovered metal grades described in the model setup above.

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NovaGold Resources Inc. - Donlin Creek Scoping Study – Mining Section
August 2006

The base case (100% case in the tables below) uses market prices of $US 500/oz for gold. The cases of pit expansions within each sensitivity series are determined by using a percentage of the market price for all metals and the subsequent Net Smelter Price (NSP) is calculated. The NSP for each LG Price Case is listed in the table below.

Table 3 Price sensitivity

GSF	Price Case	Market	NSP
Pit #		Au	Au
		US$/oz	US$/gm
Pit01	10%	50	1.60
Pit02	20%	100	3.20
Pit03	30%	150	4.79
Pit04	40%	200	6.39
Pit05	50%	250	7.99
Pit06	60%	300	9.59
Pit07	70%	350	11.19
Pit08	80%	400	12.78
Pit09	90%	450	14.38
Pit10	100%	500	15.98
Pit11	110%	550	17.58
Pit12	120%	600	19.18
Pit13	130%	650	20.77
Pit14	140%	700	22.37
Pit15	150%	750	23.97

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NovaGold Resources Inc. - Donlin Creek Scoping Study – Mining Section
August 2006

Economic Pit Limits

The pit resources for the price sensitivity cases are shown in the graph below. Each pit shell is cumulative of the previous case shown before it.

Figure 1 LG Pit Price Sensitivity

* Note: No dilution or mining loss assumed in the LG resource estimates in the above graph

Price Case 10 (base case metal prices) has been chosen as the economic pit limit for Donlin Creek. The price sensitivity graph above shows that the economic pit limit is not sensitive to price. The figures below show the plan view of the 100% LG case relative to the crusher for orientation, and selected cross sections showing all the LG price cases.

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NovaGold Resources Inc. - Donlin Creek Scoping Study – Mining Section
August 2006

Figure 2 100% LG Case Plan View

Figure 3 LG Pits - Cross Section at North 6,879,070 viewing from the south

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August 2006

Figure 4 LG Pits – ACMA Cross Section at North 6,879,070 viewing from the south

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August 2006

Figure 5 LG Pits – Lewis Cross Section at North 6,879,070 viewing from the south

The thick blue line in the above sections represents the 100% LG price case. The sections confirm that the 100% price case mines out most of the ore blocks.

An additional case has been run in the scoping study to determine the effect on the Economic pit limit from Inferred Resource blocks. Revenues from the Inferred blocks are set to zero and the blocks costed as waste. The resultant pit contains 327 million tonnes of MII resources within the MI pit shell which is a reduction of 124 million tonnes from the base case (Case 10)

1.6       Mining Loss And Dilution

The PAR report assumed that the increased ROM tonnes from dilution would equal the lost ROM tonnes from mining loss and with a net effect of 3% grade dilution. Inspection of the block model indicates that the effect of dilution was underestimated in the PAR. Due to the narrow, Vein type, mineralized zones in the 3D block Model, the high incidence of isolated ore blocks or ore blocks in contact with waste blocks and large sized mining equipment, GR Tech considers that a greater level of dilution will occur than stated in the PAR. The GRTech dilution estimation follows.

The MineSight routine “gndiln.dat” has been used to calculate the number of waste blocks which touch an ore block (measured and indicated) in the 3D Block Model. The dilution edge value is written into an integer item “DILN”. This routine only assesses neighbor blocks on a bench and does not consider the bench above or below. Whole block dilution should cover most of the effects of material above and below whereas this evaluation is considering the recovery and dilution effects as the shovel extracts ore while it advance across a bench. Therefore the gndiln routine should create a reasonable evaluation across the bench. The program checks for waste blocks east, west, north and south of the ore block

It is assumed that blocks with a DILN of 1 will have minimum mining dilution and almost 100% mining recovery because they can be mined in separate ore and waste blasts which will minimize the mixing at ore/waste boundaries. The other contact blocks will be diluted along their edges since they will be mixed in the blast throw along their edges and the shovels will not be able to separate the material as defined in the pre-blasted block. More edges will result in more dilution.

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NovaGold Resources Inc. - Donlin Creek Scoping Study – Mining Section
August 2006

The bench plan below illustrates the dilution edges with a cutoff grade of $10.99/t at 215m bench. The displayed block item is the DLNE1 value from 0 to 4 and the legend indicates which colours represent the number of contact edges for the blocks. i.e. Red blocks are isolated ore blocks with 4 waste contact edges (ore completely surrounded by waste.) The dotted blocks are blocks above cutoff grade.

Figure 6 Donlin Dilution Edges

A hydraulic shovel will be attempting to separate the ore and waste after the blast (in mixed blasts) Assuming the operator can dig into a block on average 1m bucket depth for each edge of the DILN blocks the following then applies

Each block of ore has an estimated 1,325 tonnes (10mx10mx5m x 2.65 t/m3)

Therefore dilution for each edge of a block:

(1 m x 10m x 5m x 2.65t/m 3 ) = 133 tonnes

This will result in the following dilution:

o	1 edge blocks. 1 X 133 = 133 tonne or 133/1,325 = 10%

o	2 edge blocks. 2 X 133 = 265 tonne or 265/1,325 = 20%

o	3 edge blocks. 2 X 133 = 398 tonne or 398/1,325 = 30%

o	4 edge blocks. 4 X 133 = 530 tonne or 530/1,325 = 40%

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NovaGold Resources Inc. - Donlin Creek Scoping Study – Mining Section
August 2006

Histogram and frequency distribution for waste edge contacts is shown below:

Table 4 Weighted Dilution Estimation

Number	Number of	%	Dilution	Weighted
of Contacts	Blocks	Distribution	Applied	Dilution
			%	%
0	116,204	33%	0.0%	0.0%
1	93,091	26%	10.0%	2.6%
2	92,483	26%	20.0%	5.2%
3	39,945	11%	30.0%	3.4%
4	14,999	4%	40.0%	1.7%
Total	356,722			12.8%

Dilution grades are estimated by determining the grades of the envelope of waste in contact with ore blocks. This is estimated by statistic analysis of grades in Measured and Indicated blocks below the design basis cutoff of $10.99.

The histogram and frequency distribution of NSR in waste blocks is shown below:

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NovaGold Resources Inc. - Donlin Creek Scoping Study – Mining Section
August 2006

Table 5 Waste block grade distribution by NSR cutoff

Cutoff	Weight	%	cum %	NSR	AU	RAU	cum NSR	cum AU	cum RAU
				$/t	g/t	g/t	$/t	g/t	g/t
0.0	96,672	8.2%	100.0%	5.82	0.403	0.364	7.73	0.536	0.484
0.5	86,601	7.3%	91.8%	6.47	0.448	0.405	7.90	0.548	0.495
1.0	83,016	7.0%	84.5%	6.73	0.466	0.421	8.03	0.557	0.502
1.5	79,519	6.7%	77.5%	6.97	0.483	0.436	8.14	0.565	0.510
2.0	77,430	6.5%	70.8%	7.11	0.493	0.445	8.26	0.573	0.517
2.5	75,008	6.3%	64.3%	7.27	0.504	0.455	8.37	0.581	0.524
3.0	73,013	6.2%	57.9%	7.40	0.512	0.463	8.49	0.590	0.531
3.5	70,367	5.9%	51.8%	7.55	0.523	0.473	8.62	0.599	0.540
4.0	67,291	5.7%	45.8%	7.73	0.536	0.484	8.76	0.609	0.548
4.5	63,541	5.4%	40.1%	7.94	0.551	0.497	8.91	0.619	0.557
5.0	59,314	5.0%	34.8%	8.17	0.567	0.511	9.06	0.630	0.567
5.5	55,669	4.7%	29.8%	8.36	0.581	0.523	9.21	0.640	0.576
6.0	51,697	4.4%	25.1%	8.57	0.595	0.536	9.37	0.651	0.586
6.5	46,509	3.9%	20.7%	8.83	0.614	0.553	9.53	0.663	0.597
7.0	40,984	3.5%	16.8%	9.12	0.634	0.571	9.70	0.675	0.607
7.5	36,720	3.1%	13.3%	9.35	0.650	0.585	9.85	0.685	0.616
8.0	32,516	2.7%	10.2%	9.56	0.665	0.598	10.00	0.696	0.626
8.5	27,681	2.3%	7.5%	9.80	0.681	0.613	10.16	0.708	0.636
9.0	21,988	1.9%	5.1%	10.08	0.702	0.631	10.33	0.720	0.646
9.5	17,825	1.5%	3.3%	10.28	0.716	0.644	10.47	0.730	0.655
10.0	12,430	1.0%	1.8%	10.53	0.734	0.659	10.63	0.742	0.665
10.5	7,520	0.6%	0.7%	10.74	0.749	0.672	10.77	0.753	0.674
11.0	1,131	0.1%	0.1%	11.00	0.7757	0.6884	11.00	0.776	0.688

The number of waste blocks in the cutoff grade 4.5 to 10.99 is 40%, and it is reasonable to assume that waste envelope grades will be this material. The weighted dilution grades are therefore:

o	NSR 8.91 $/t

o	AU 0.619%

o	RAU 0.557 g/t

A subsequent dilution evaluation by NovaGold based on Drill hole information, considered that PD’ 3D Block Model grade interpolation used a hard zone boundary and didn’t consider grades outside the grade boundary. Since much of the dilution will come from the ‘waste’ side of the grade boundary, NovaGold employed contact analysis to determine the grade profile across the unmineralized / mineralized contact in the drill hole composites, as defined by PD in December 2005. Contact analysis indicates that in mined blocks of sediment, the average dilution grade would be around 0.7 g/t declining to 0.6 g/t six metres away from the contact, very similar to the value employed by GR Tech. However, the dilution grade of mined intrusive blocks averages around 1.2 g/t up to 6 metres away from the contact of mined intrusive blocks.

GR Tech is of the opinion that It is more appropriate to use the Nova Gold contact analysis results to estimate the different dilutions indicated for the Intrusives and the Sediments. Since the purpose of the scoping study is to estimate the future more detailed evaluation of the project, and future 3D block modeling will include a soft boundary interpolation of gold grades into the material surrounding the grade boundary, then presumably the material in contact with the ‘ore’ boundary will be similar to the grades indicated in Nova Gold’s contact analysis. It has been indicated that this will also add extra tonnes above cutoff grade to the pit delineated resource.

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NovaGold Resources Inc. - Donlin Creek Scoping Study – Mining Section
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The after blast separation of ore and waste in the pit is determined by the placement of the ore/waste boundary in the ore control system. With the high unit value of the ore and with a relatively high strip ratio, it is assumed the ore grade boundary in the pit will be set to take extra dilution to keep mining losses to a minimum. However other losses do occur in carry back, spillage, and stockpile reclaim etc. In the LG pit limit exercise, the mining recovery was conservatively set at 95% (5% loss). However from the above discussion it is indicated future modeling will increase the material above cutoff grade by using a soft boundary for interpolation. For the scoping study another way of doing this is to increase the mining recovery to 97%. GR Tech is of the opinion that since this ‘extra’ recovery is being used to simulate the increased material from extending the model interpolation boundary, it will be at the grade indicated by Nova Gold’s contact study. But since this cannot be confirmed at this time, SRK has requested a more conservative approach is to use the 97% mining recovery but grade all the dilution at the lower 0.619 gpt.

1.7       Detailed Pit Designs

GRT has completed scoping level pit designs demonstrating the viability of accessing and mining economically mineable resources at the Donlin Creek site. The designs are developed using MineSight® software, geotechnical pit slope angles discussed above, regulated standards for road widths, and minimum mining widths based on efficient operation for the size of mining equipment chosen for the project.

1.7.1    LG Phase Selection

The LG pits previously discussed are used to evaluate alternatives for determining the economic pit limit and the best pushbacks or phases to begin detailed design work on. LG pits provide a geometrical guide to detailed pit designs. Among the details will be the addition of roads and bench access, removal of impractical mining areas with a width less than the minimum, and insuring the pit slopes meet the detailed geo-technical recommendations.

The 100% price cases LG pits discussed above is the economic pit limits for Donlin Creek. Small pit phases exist within the economic pit limits that are economically mineable at lower metal prices. When considered at Base Case economics these lower price case pits have higher NSR values due to lower strip ratios or better grades than the full economic pit limit. Mining these pits as phases from higher NSR to lower NSR, maximizes revenue and minimizes mining cost at the start of mining operations and thereby shortens the project capital payback and improves the project cash flow.

The first phases or starter pits require some practical mining constraints. The starter pits must:

  Provide sufficient ore to sustain the mill operations for at least 1 year.
  The pit should not be too narrow to avoid excessive vertical bench mining rate.

The pit areas are examined to find the lowest LG Price Case that can sustain mining operations.

Waste from the starter pits must also be pre-stripped to expose ore for plant start up. For the Donlin Creek project, pre-stripping must also provide significant quantities of construction material, especially for the starter tailings dam. Costs are reduced and the project NPV is improved, if the construction material is mined from the earlier pit phases, rather than an outside borrow pit. This also has a significant influence on the size of the pits selected for the starter pits.

The LG shells used to guide detailed pit expansions are :

  Phase 1 = Pit 03 (30% price case)
  Phase 2 = Pit 04 (40% price case)
  Phase 3 = Pit 10 (100% price case)

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1.7.2    Haul Road Widths

Haul road widths are designed according to the BC Mines Act.

For dual lane traffic the mines act requires a travel width of not less than 3 times the width of the widest haulage vehicle used on the road.

Where single lane traffic exists, the mines act requires a travel width of not less than 2 times the width of the widest haulage vehicle used on the road.

Shoulder barriers should be at least 3/4 of the height of the largest tire on any vehicle hauling on the road along the edge of the haulage road wherever a drop-off greater than 3 m exists. The shoulder barriers are designed at 1.5:1 (H:V). The width of the barrier is excluded from the travel width.

Ditches can be included within the travel width allowance. For crowned haul roads, the width of this ditch allowance is 4.5m. Ditches are not added to the in-pit highwall roads as there is adequate water drainage at the edge of the road between the crowned surface and lateral embankments such as highwalls or lateral impact berms. During run off, when water is flowing, this ditch allowance can still be used as lateral clearance for haul trucks and driven on if required to avoid obstructions. In practice, excavated ditches in haul roads quickly get filled in by road grading; and when maintained as open ditches can create a hazard if haul trucks or light vehicles catch a wheel in them. Avoiding the addition of ditch width to the 3-truck travel width on the in-pit high wall roads can significantly reduce the pit waste stripping.

The haul road design basis includes the following data:

•	Largest Vehicle Overall Width (CAT 797B)	9.8	m
•	Maximum Tire Height (59/80R63)	4.0	m
•	Minimum Haul road outside berm height	3.0	m
•	Berm Width	4.5	m
•	Ditch Width	4.5	m
•	Double lane highwall haul road allowance	34.2	m
•	Double lane external haul road allowance	47.4	m
•	Single lane highwall haul road allowance	24.4	m
•	Single lane external haul road allowance	37.6	m

1.7.3    Variable Berm width

Pit designs for Donlin Creek are designed honouring overall wall angles, a fixed excavation face angle (70o) and variable safety berm widths with a minimum 11m width. Where haul roads intersect designed safety benches, the haul road width is counted towards the safety berm width for the purpose of calculating the maximum inter-ramp wall angle. While this design standard reduces stripping requirements for access construction it may mean an increase in the frequency of clean-up required to keep haul roads free of ravel. Operating experience from the earlier pit phases may justify changing the way berms and ramps are considered in future designs.

1.7.4    Bench height

The Donlin Creek pit designs anticipate mining of 15 metre benches in a double benching arrangement so that safety berms of at least 11m width are separated vertically by 30 metres of elevation. Ore will be blasted in 15m benches and mined in 7.5m benches to improve selectivity.

1.7.5    Design Results

The selected LG phases have been used as guides for the development of the detailed pit designs. Three incremental phases are built for each of the Lewis and ACMA pit areas, and a final cumulative phases mines material common to the two pit areas. The designed phases are shown in the figures below.

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Figure 7 ACMA Phase 1 - A612

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Figure 8 ACMA Phase 2 - A622

Figure 9 ACMA Phase 3 - A632

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Figure 10 Lewis Phase 1 - L612

Figure 11 Lewis Phase 2 - L622

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Figure 12 Lewis Phase 3 - L632

Figure 13 Ultimate Cumulative Phase - D612

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The following tables list the waste and ore reserves for each incremental pit phase. Pit reserves have been estimated using the MineSight ® PITRES routine with the following parameters:

•	Ore waste NSR cutoff grade of $ 10.99 / t
•	Dilution = 12.8%
•	Dilution grades:
	o	Sedimentary AU = 0.61 g/t
	o	Intrusive AU = 0.61 g/t
•	Mining Loss of 3%
•	Topo2 is used as the Ore% item to account for any air blocks.
•	SG from the 3DBM value and defaults of 2.65 tonnes/m3 for ore and waste respectively.
•	Topo item was not used as the pit partials are clipped to the pre-production topography.

Table 6 Phase Resource for A612

Zone	INSITU ORE (kBCMS)	INSITU ORE (kTONNE)	RUN OF MINE (kTONNE)	WASTE TOTAL (kTONNE)	ROM S/R (t/t)	DILUTED GRADES
						AU (g/t)	RAU (g/t)	NSR ($/t)
Intrusives	20,538	54,426	59,759			2.631	2.533	40.5
Sediments	6,709	18,182	19,964			3.013	2.611	41.7
TOTAL	27,247	72,607	79,723	256,525	3.2	2.737	2.553	40.8

Table 7 Phase Resource for A622

ZONE	INSITU ORE (kBCMS)	INSITU ORE (kTONNE)	RUN OF MINE (kTONNE)	WASTE TOTAL (kTONNE)	ROM S/R (t/t)	DILUTED GRADES
						AU (g/t)	RAU (g/t)	NSR ($/t)
Intrusives	31,146	82,529	90,619			2.130	2.047	32.7
Sediments	7,842	21,256	23,338			2.471	2.141	34.2
TOTAL	38,988	103,785	113,958	631,875	5.5	2.200	2.066	33.0

Table 8 Phase Resource for A632

ZONE	INSITU ORE (kBCMS)	INSITU ORE (kTONNE)	RUN OF MINE (kTONNE)	WASTE TOTAL (kTONNE)	ROM S/R (t/t)	DILUTED GRADES
						AU (g/t)	RAU (g/t)	NSR ($/t)
Intrusives	6,916	18,327	20,123			1.963	1.889	30.2
Sediments	896	2,425	2,664			2.285	1.981	31.7
TOTAL	7,812	20,753	22,787	243,899	10.7	2.001	1.900	30.4

Table 9 Phase Resource for L612

ZONE	INSITU ORE (kBCMS)	INSITU ORE (kTONNE)	RUN OF MINE (kTONNE)	WASTE TOTAL (kTONNE)	ROM S/R (t/t)	DILUTED GRADES
						AU (g/t)	RAU (g/t)	NSR ($/t)
Intrusives	17,367	46,022	50,532			1.870	1.656	26.5
Sediments	5,029	13,630	14,966			2.808	2.358	37.7
TOTAL	22,396	59,652	65,497	125,650	1.92	2.085	1.817	29.0

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August 2006

Table 10 Phase Resource for L622

ZONE	INSITU ORE (kBCMS)	INSITU ORE (kTONNE)	RUN OF MINE (kTONNE)	WASTE TOTAL (kTONNE)	ROM S/R (t/t)	DILUTED GRADES
						AU (g/t)	RAU (g/t)	NSR ($/t)
Intrusives	27,176	72,019	79,080			1.778	1.573	25.1
Sediments	7,648	20,726	22,756			2.782	2.336	37.3
TOTAL	34,825	92,744	101,835	230,263	2.3	2.002	1.743	27.9

Table 11 Phase Resource for L632

ZONE	INSITU ORE (kBCMS)	INSITU ORE (kTONNE)	RUN OF MINE (kTONNE)	WASTE TOTAL (kTONNE)	ROM S/R (t/t)	DILUTED GRADES
						AU (g/t)	RAU (g/t)	NSR ($/t)
Intrusives	21,585	57,200	62,805			1.828	1.619	25.87
Sediments	5,670	15,365	16,870			2.471	2.088	33.4
TOTAL	27,255	72,565	79,674	508,002	6.4	1.964	1.718	27.5

Table 12 Phase Resource for D612

ZONE	INSITU ORE (kBCMS)	INSITU ORE (kTONNE)	RUN OF MINE (kTONNE)	WASTE TOTAL (kTONNE)	ROM S/R (t/t)	DILUTED GRADES
						AU (g/t)	RAU (g/t)	NSR ($/t)
Intrusives	5,717	15,156	16,639			1.503	1.374	22.0
Sediments	738	2,001	2,198			3.601	3.037	48.5
TOTAL	6,455	17,156	18,837	95,870	5.1	1.748	1.568	25.1

Table 13 Total Pit Resource for All Phases

ZONE	INSITU ORE (kBCMS)	INSITU ORE (kTONNE)	RUN OF MINE (kTONNE)	WASTE TOTAL (kTONNE)	ROM S/R (t/t)	DILUTED GRADES
						AU (g/t)	RAU (g/t)	NSR ($/t)
Intrusives	130,445	345,679	379,556			2.015	1.864	29.8
Sediments	34,532	93,582	102,753			2.714	2.314	37.0
TOTAL	164,977	439,261	482,309	2,092,085	4.3	2.164	1.960	31.3

1.7.6    Mine Load and Haul Equipment Selection

A recent fleet matching study conducted for NovaGold’s Galore Creek project which has similar production rates to Donlin Creek, indicated that the lowest cost/tonne fleet of cable shovels and haul trucks are in the size ranges of the P&H4100XPB cable shovel matched with the Caterpillar 797B haulers. This is also the loader/truck combination that provides the lowest cost/tonne method for moving material at Donlin Creek. It is recommended that this sized fllet fleet be used for primary production in the Donlin Creek mining pit.

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NovaGold Resources Inc. - Donlin Creek Scoping Study – Mining Section
August 2006

Similarly the lowest cost/tonne fleet of hydraulic shovels and trucks are the Terex O&K RH400 hydraulic shovel matched with the Caterpillar 797B hauler sized units. A hydraulic shovel is required for ore mining to improve selectivity, minimize dilution, and minimize reduced bucket fill factor incurred as a result f the low (7.5m) bench height used in ore mining.

The lowest cost/tonne fleet of wheel loaders and trucks is in the size range of the Letourneau L-2350 wheel loader matched with the Caterpillar 797B haulers. A wheel loader is required as back up for production loaders that are mechanically unavailable, and for loading material on the stockpile.

1.7.7    Production Schedule

1.7.7.1     Introduction

The mine production schedule was developed with MineSight Strategic Planner (MS-SP), a comprehensive long range scheduling tool for open pit mines. It is typically used to produce a life-of-mine schedule that will maximize the Net Present Value of a property subject to user specified conditions and constraints. Annual production requirements, mine operating considerations, product prices, recoveries, destination capacities, equipment performance and operating costs are used to determine the optimal production schedule. Scheduling results are presented by period as well as cumulatively and include:

  Tonnes and Grade mined by period broken down by material type, bench and mining phase.

  Truck and Shovel requirements by period in number of units and number of operating hours

  Tonnes transported by period to different destinations (mill, stockpiles and waste dumps)

The production schedule uses 12 month periods where ‘Year -1’ is prestripping and ‘Year1’ is the first year of mill feed.

1.7.7.2     Schedule Criteria

The Donlin Creek schedule setup included:

  Trucks efficiencies are based on the equipment operations efficiency of 95%. Haul cycle times were estimated from simulations with CAT’s FPC program. The simulations assumed a 90% operator efficiency, no bunching , and no speed limit.

  The hydraulic shovel (RH400) operations efficiency was set to 90% with a 3.25 min Cat 797 loading time.

  The P&H4100XPB uses 90% operations efficiency with a 3.03 min Cat 797 loading time.

The wheel loader (L2350) uses 85% operations efficiency in design criteria.

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Material types are defined in the table below:

Table 14 Material Types Defined For MS-SP

NSR Grade Bin	Reserve Class
Low ($10.99/t – $12.50/t)	Low Grade
Mid ($12.50/t – $15.00/t)	Mid Grade
Hi1 ($15.00/t – $17.50/t)	High Grade Bin 1
Hi2 ($17.50/t – $20.00/t)	High Grade Bin 2
Hi3 ($20.00/t – $22.50/t)	High Grade Bin 3
Hi4 ($22.50/t – $25.00/t)	High Grade Bin 4
Hi5 ($25.00/t – $27.50/t)	High Grade Bin 5
Hi6 >$27.50/t	High Grade Bin 6

Table 15 Destination definitions are definitions for MS-SP:

Destination ID	Destination
Waste1	NPAG
Waste2	PAG

Mining precedence’s are required to specify the phase mining order based on relative location of the phases. For example if the phases represent progressive expansions of a single hole in the ground then the first expansion must stay ahead of the second expansion and so on. The Donlin Creek precedence’s are:

	o	A612 before A612

	o	A622 before A623

	o	L612 before L612

	o	L622 before L623

	o	A632 and L632 before D612

-	The primary program objective in each period is to maximized NPV

There are 355 operating days scheduled and 21 hours per day.

Annual mill feed of 21,900 ktpa is targeted based on 60,000 tonnes/day ore milling.

Haul and Return Times are estimated using simulations from CAT’s FPC program. Productivity calculations used the following criteria:

o	For all benches in all pits the haul times, return times and fuel burn are linearly interpolated based on the calculated haul and return times.

o	The haul and return times were derated by 90% operator efficiency.

o	Dump and Manoeuvre time of 1.5 minutes was used.

o
The derated haul, return, dump and manoeuvre times are added and used as the cycle time in Strategic Planner. The linear interpolation of truck cycle times is carried out for all phases from all benches to all estimated destinations.

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NovaGold Resources Inc. - Donlin Creek Scoping Study – Mining Section
August 2006

Cut off Grade Optimization

The mill feed grade can be increased by sending low and mid grade classes to stockpiles whilst simultaneously preventing stockpile reclaim. The mill feed rate is maximized and this effectively increases the revenue per tonne milled of ore. Stockpiling ore also results in increased total mined rock and the mine cost per tonne milled ore also increases. At some point the cost of mining more material will exceed the incremental revenue from the higher grade ore milled.

The base case schedule (Schedule 3.1) for this scoping study uses a ROM cutoff grade of $20/t by directing Higrade Bin 2 to the mid grade stockpile in Years 1 to 5.

Additional cases have been run to evaluate potential NPV improvement by increasing the ROM cutoff grade in Years 1 to 5. The ROM Au grades for these scenarios are compared in the graph below.

Figure 14 Comparison of Cutoff Grade Cases

The above cutoff grade cases show that a significant ROM grade improvement is possible in the early years of the project by increasing the ROM cutoff grade.

Schedule Results
The summarized production schedule results are shown in the table below.

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August 2006

Table 15 Summarised Production Schedule

		Year-1	Year1	Year2	Year3	Year4	Year5-9	Year10-14	Year15-19	Year20-22	LOM
ORE Mined
Ore mined to crusher	kTonnes	-	21,870	21,280	21,910	21910	103,563	48,754	42,546	40,645	322,477
Au	g/t	0.000	2.669	3.046	2.911	3.215	2.770	2.628	2.311	2.311	2.656
RAu	g/t	0.000	2.322	2.634	2.721	3.009	2.523	2.455	2.062	2.062	2.410

ROM Mill Feed mined to stockpiles	kTonnes	7,860	25,007	18,651	5,602	6,648	68,012	10,162	15,444	2,447	159,834
Total ORE Mined	kTonnes	7,860	46,876	39,931	27,512	28,558	171,575	58,916	57,991	43,093	482,311

ROM reclaim from stockpiles	kTonnes	-	40	621			5916	60,737	66,954	23,118	157,387
Au	g/t	-	2.285	1.594			1.380	1.357	1.092	0.879	1.176
RAu	g/t	-	1.594	1.498			1.368	1.352	1.063	0.803	1.150

Total Stockpile Inventory	kTonnes	7,860	32,827	50,857	56,458	63,107	125,202	74,628	23,119	2,447	2,447
Total ROM Mill Feed to Mill	kTonnes	0	21,910	21,900	21,910	21,910	109,480	109,491	109,500	63,764	479,864
Au	g/t	-	2.668	3.005	2.911	3.215	2.695	1.923	1.566	1.664	2.171
RAu	g/t	-	2.312	2.600	2.721	3.009	2.453	1.768	1.402	1.482	1.966

Waste
Mined Sub Grade to Waste	kTonnes	-	-	-	-	-	-	-	-	-	-
Waste Mined	kTonnes	49,138	99,993	106,349	119,398	133,350	628,730	489,833	322,612	142,681	2,092,085
Total Waste Mined	kTonnes	49,138	99,993	106,349	119,398	133,350	628,730	489,833	322,612	142,681	2,092,085

Waste Types:
NPAG	kTonnes	33,674	62,700	73,331	80,982	89,243	423,389	341,048	214,867	98,353	1,417,589
PAG	kTonnes	15,463	37,293	33,018	38,416	44,108	205,340	148,785	107,745	44,328	674,496

SR (Total Waste/ ROM)		-	4.6	4.9	5.4	6.1	5.7	4.5	2.9	2.2	4.4
Total Material Mined	kTonnes	56,999	146,870	146,279	146,910	161,909	800,305	548,749	380,603	185,774	2,574,396
Total Material Moved	kTonnes	56,999	146,900	146,900	146,910	161,909	806,222	609,486	447,556	208,891	2,731,783

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NovaGold Resources Inc.
Donlin Creek Scoping Study – Mine Section

1.7.8    Pit End of Period Maps

The end of period surfaces are shown year by year in the figures below.

Figure 15 End of Year -1

Figure 16 End of Year 1

NovaGold Resources Inc.
Donlin Creek Scoping Study – Mine Section

Figure 17 End of Year 2

Figure 18 End of Year 3

NovaGold Resources Inc.
Donlin Creek Scoping Study – Mine Section

Figure 19 End of Year 4

Figure 20 End of Year 5

NovaGold Resources Inc.
Donlin Creek Scoping Study – Mine Section

Figure 21 End of Year 6

Figure 22 End of Year 7

NovaGold Resources Inc.
Donlin Creek Scoping Study – Mine Section

Figure 23 End of Year 8

Figure 24 End of Year 9

NovaGold Resources Inc.
Donlin Creek Scoping Study – Mine Section

Figure 25 End of Year 10

Figure 26 End of Year 11

NovaGold Resources Inc.
Donlin Creek Scoping Study – Mine Section

Figure 27 End of Year 12

Figure 28 End of Year 13

NovaGold Resources Inc.
Donlin Creek Scoping Study – Mine Section

Figure 29 End of Year 14

Figure 30 End of Year 15

NovaGold Resources Inc.
Donlin Creek Scoping Study – Mine Section

Figure 31 End of Year 16

Figure 32 End of Year 17

NovaGold Resources Inc.
Donlin Creek Scoping Study – Mine Section

Figure 33 End of Year 18

Figure 34 End of Year 19

NovaGold Resources Inc.
Donlin Creek Scoping Study – Mine Section

Figure 35 End of Life of Mine

2.	Files References

The Pit resource files referenced in this report are:

Pit	File name	MS Run #
A612	A612K.RPT	874
A622i	A622KI.RPT	882
A632i	A632KI.RPT	884
L612	L612K.RPT	878
L622i	L622KI.RPT	885
L632i	L632KI.RPT	886
D612i	D612KI.RPT	888